UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Knightscope, Inc.

(Exact name of the registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-41248 (Commission File Number)	46-2482575 (I.R.S. Employer Identification No.)

305 North Mathilda Avenue Sunnyvale, California	94085
(Address of principle executive offices)	(Zip code)

Apoorv S. Dwivedi EVP, Chief Financial Officer, and Secretary (650) 924-1025
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Knightscope, Inc. is a managed service provider building the nation's first Autonomous Security Force ("ASF") - a unified force that integrates autonomous machines, advanced software, and licensed security agents under a single managed service accountable for the security of the people, property, and places the Company protects. In this specialized disclosure report, the words “we,” “us,” “our,” “the Company” and “Knightscope” refer to Knightscope, Inc., unless the context requires otherwise.

The components of the ASF include Autonomous Security Robots ("ASRs"), comprising stationary and mobile platforms; Emergency Communication Devices ("ECDs"); and security services delivered by armed and unarmed licensed security agents, including executive protection, operating as Knightscope Security Force ("KSF" or "Security Force"), which was added through the acquisition of Event Risk, LLC in the three months ended March 31, 2026. These components are supported by real-time monitoring services delivered through the Company's cloud-based Knightscope Security Operations Center ("KSOC") for ASRs, Knightscope Emergency Management System ("KEMS") for ECDs, and Risk & Threat Exposure ("RTX") remote monitoring team.

Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires reporting companies to disclose certain information when cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum or tungsten (collectively, the “Conflict Minerals”) are necessary to the functionality or production of a product manufactured by, or contracted to be manufactured by, such companies. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo or any of its adjoining countries, which, for the period covered by this report, are the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

This Form SD covers the reporting period from January 1, 2025 to December 31, 2025.

Conflict Minerals Disclosure

During the period covered by this report, we reviewed the products that we manufacture or contract to have manufactured. This review included an analysis of the components utilized in these products to determine (i) which products may contain Conflict Minerals and (ii) the identification of the suppliers from whom we source components that may contain Conflict Minerals. Our Manufacturing Director and our EVP, Chief Financial Officer, and Secretary, along with other members of our management, were involved with this analysis and approved the scope of the analysis as well as the reasonable country of origin inquiry described below. Based upon this initial review, we determined that certain components utilized in our manufacturing processes or incorporated into our manufactured or contracted to manufacture products likely contained Conflict Minerals that were necessary to the functionality or production of such products. We determined that such components were sourced from 18 suppliers (“In Scope Suppliers”) during the year ended December 31, 2025.

Reasonable Country of Origin Inquiry

As a result of this initial review, we initiated a good faith reasonable country of origin inquiry as required by the Rule, reasonably designed to determine whether any of the Conflict Minerals necessary to the functionality or production of our products originated in any of the Covered Countries, or were from recycled or scrap sources. We requested that each of our In Scope Suppliers complete and return an industry-standard Conflict Minerals Reporting Template (“CMRT”) created by Responsible Minerals Initiative, which includes a series of questions seeking information relating to the use and country of origin of any Conflict Minerals. We received completed CMRT responses back from five of our In Scope Suppliers, and we received additional information regarding two additional In Scope Suppliers’ policies regarding Conflict Minerals. We evaluated the response received, and conducted additional diligence, including follow-up questioning. We also followed up with those In Scope Suppliers that did not return completed CMRT responses.

Determination

We do not have a direct relationship with smelters and refiners, nor do we perform direct audits of these smelters and refiners that provide us with Conflict Minerals through our supply chain. Certain of our In Scope Suppliers submitted CMRT responses encompassing their entire supply chains, rather than focusing only on components incorporated into components used in our products. Additionally, as noted above, we did not receive complete CMRT responses from all of the In Scope Suppliers we identified and contacted. The Company received a product-level CMRT response from one In Scope Supplier identifying smelters that source from Covered Countries; however, the supplier did not provide sufficient information to determine whether such smelters processed necessary Conflict Minerals contained in the Company’s products. As a result, after completing the reasonable country of origin inquiry described above, we were unable to determine with certainty whether any Conflict Minerals necessary to the functionality or production of our products originated in any of the Covered Countries or were from recycled or scrap sources.

Pursuant to the Public Statement issued by the Securities and Exchange Commission Division of Corporation Finance on April 7, 2017, we have only provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

This information is also available at our publicly available website at https://ir.knightscope.com/financial-information/sec-filings. The reference to our website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Knightscope, Inc.

By:	/s/ Apoorv Dwivedi
Name:	Apoorv Dwivedi
Title:	EVP, Chief Financial Officer, and Secretary

Dated: May 29, 2026